Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS (LOSS) PER SHARE OF CLASS A STOCK

SIX MONTHS ENDED JUNE 30,	2009	2008
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC AND DILUTED EPS
Net loss as reported	$(2,210)	$(27,645)
Loss per Class A Share	$(0.04)	$(0.48)
Weighted average number of shares used in
calculation (in thousands)	56,168	57,722